Robobuoy, Inc



ANNUAL REPORT

2200 Hunt Street, Suite 203

Detroit, MI 48207

https://www.marksetbot.com/

This Annual Report is dated April 29, 2022.

BUSINESS

Robobuoy Inc. (d/b/a MarkSetBot), a technology company, is inventing products that are changing the sailboat race management part of the sailing industry by making racecourse setting:

• More accurate and fairer to competitors
• Environmentally friendly
• Less time consuming, and
• Better for everyone involved

Customers are attracted to MarkSetBot because their cool innovations are seen as the future of race management, which helps them:

• Run fairer races
• Saves money doing so, and
• Requires fewer volunteers to manage

We help people put on better races. We help competitors enjoy racing more.

MarkSetBot sells and services its products directly to customers plus we are building a worldwide network of distributors who inventory and service products and dealers who sell products for the company or its distributors. Additionally, MarkSetBot is exploring other uses outside of the sailing world for it's autonomous water-based drone technology.

Robobuoy Inc. (d/b/a MarkSetBot) was initially organized as Robobuoy LLC in Michigan on January 22, 2020 and converted to Delaware corporation on November 8, 2021.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 8,973,356
Use of proceeds: Initial formation shares, par value
Date: November 02, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,026,644
Use of proceeds: Equity Incentive, negligible amount raised
Date: November 02, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:
Revenue
Revenue for fiscal year for Year 1 (2020) was $93,848. Revenue was greatly affected by the COVID-19 pandemic. Many of our clients worldwide were shut down due to bans on gatherings and events.

Year 2 (2021) saw a drastic improvement in revenue and overall business activity. Our revenue grew more than 5X over 2020. However, as a physical products business, our sales will need to continue to increase substantially for us to attain profitability. Based on the traction that we have gotten in the marketplace, including positive press and worldwide awareness, we expect growth to continue at a brisk pace in 2022.

Cost of Sales
2020 cost of sales was $33,430. As of 12/31/2021, cost of sales was $296,595.

Gross Margins
2020 gross profit was $60,418. As of 12/31/2021, gross profit was $191,349.

Expenses
The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development. Expenses in 2020 were $166,096. As of 12/31/2021, expenses were $424,284.
Due to the increase in business, we've added two full-time associates to the team, as seen in the increased payroll expenses.

Historical results and cash flows:
The results and cash flows of the 2020 fiscal year are not a good representation of what to expect in the future. The COVID-19 pandemic greatly impacted expected growth through our first year, and Year 2 (2021) saw a drastic improvement.

Cash needs have been covered by the owners' own investments into the company along with any revenue generated. We raised $1.07M in our Seed Round of fundraising via Reg-CF. We also have a line of credit in place of $350,000 to utilize if funds are low.

2021 saw long lead-times on inventory shipping from China and other countries, and therefore, we've been purchasing more than what is immediately needed, which led to strain on our cashflow. A portion of the money raised in our Seed Round will go toward continuing to bolster inventories.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $548,237.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Credit Union One and the SBA
Amount Owed: $200,000
Interest Rate: 3.75% (floating)
Maturity Date: October 15, 2031

The debt is interest only for the first five years. At that point, the amount owed becomes fixed and payments that include principal and interest will be required for the next five years. As of 3/31/2022, this balance was paid off.

Creditor: American Express
Amount Owed: $8,908
Interest Rate: 0.0%
Maturity Date: November 30, 2021

This is a revolving balance that is paid off each month, which is why there is no interest rate. This is the amount due as of 12/31/2021, but the balance varies day to day.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kevin Morin
Kevin Morin's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO and Chairman of the Board
Dates of Service: January 22, 2020 - Present
Responsibilities: Visionary/Leader. Founder and and designer of the MarkSetBot. Current salary is $105,000/year.

Other business experience in the past three years:
Employer: Macro Connect
Title: Founder and CTO (Advisory Role)
Dates of Service: November 23, 1997 - Present
Responsibilities: Evaluation, adaption and implementation of technology tools, which helped run the business better.

Other business experience in the past three years:
Employer: Global Vision Technologies
Title: Director of Infrastructure
Dates of Service: November 01, 2002 - March 30, 2021
Responsibilities: Evaluation, adaption and implantation of technology tools, which helped run the business better. In his last five years, Kevin was primarily a coach to the leadership team involved in all aspects of the company.

Other business experience in the past three years:
Employer: Hunt Street Station (Advisory Role)
Title: Co-founder and Member
Dates of Service: March 01, 2017 - Present
Responsibilities: Strategic Direction

Name: Matthew Morin
Matthew Morin's current primary role is with Macro Connect. Matthew Morin currently services 10-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Treasurer, Secretary, and Director of External Affairs
Dates of Service: January 22, 2020 - Present
Responsibilities: Coordinating investment opportunities and advising the CEO. Current salary is $21,000/year.

Other business experience in the past three years:
Employer: Macro Connect
Title: Chairman

Dates of Service: November 23, 1997 - Present
Responsibilities: Advisor to the CEO of Macro Connect, special projects

Other business experience in the past three years:
Employer: Hunt Street Station
Title: Co-founder and Member
Dates of Service: September 29, 2016 - Present
Responsibilities: Visionary and Company Leadership

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Kevin Morin
Amount and nature of Beneficial ownership: 4,486,678
Percent of class: 40.1 after seed round

Title of class: Common Stock
Stockholder Name: Matthew Morin
Amount and nature of Beneficial ownership: 4,486,678
Percent of class: 40.1 after seed round

RELATED PARTY TRANSACTIONS

None.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock
The amount of security authorized is 15,000,000 with a total of 10,000,000 outstanding.

Voting Rights
1 vote per share.

Material Rights
Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Right of First Refusal.
No stockholder shall Transfer any of the shares of stock of the corporation, except by a Transfer which meets the requirements set forth in this Section 37, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

(a) If the stockholder desires to Transfer any of his or her shares of stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For 30 days following receipt of such notice, the corporation shall have the option to purchase up to all the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d) of this Section.

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 38 of these Bylaws, within the sixty-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this Bylaw in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the right of first refusal in paragraph (a) of this Section:

(1) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution shall be conducted in the manner set forth in this Bylaw;

(3) A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A stockholder's Transfer of shares of Preferred Stock of the corporation (or any shares of Common Stock issued upon conversion thereof);

(7) A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(8) A Transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there shall be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

(g) The provisions of this Bylaw may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any Transfer, or purported Transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this Bylaw are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j) The certificates representing shares of Common Stock of the corporation that are subject to the right of first refusal in paragraph (a) of this Section shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k) To the extent this Section conflicts with any written agreements between the Company and the stockholder attempting to Transfer shares, such agreement shall control.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently continuing research and development of our products. Delays or cost overruns in future development of MarkSetBot and RaceOS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We are in a competitive marketplace and are competing with companies who currently have products on the market and/or various respective product development programs. They may have better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Robobuoy was initially formed in January of 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Robobuoy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history. If you are investing in this company, it's because you think that MarkSetBot is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets as well as two full patents and one PTA patent pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Robobuoy or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Robobuoy could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Robobuoy, Inc

By   /s/ *Kevin Morin*

Name: Kevin Morin

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Kevin Morin, the Chief Executive Officer of Robobuoy Inc., hereby certify that the financial statements of Robobuoy Inc. and notes thereto for the period ending December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information that will be reported on our federal income tax returns.

Robobuoy Inc. has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 28th, 2022.

 (Signature)

Chief Executive Officer

4/28/2022

MarkSetBot

Profit and Loss
January - December 2021

	TOTAL
Income	
4000 Bot Purchase Revenue	262,890.59
4001 Bot Rental Revenue	134,335.00
4005 Shipping and Delivery Income	25,157.02
4100 Bot-as-Service Recurring Revenue	9,920.00
4200 Bot Operator Revenue	4,100.06
4201 Consulting Revenue	25,800.00
4250 Travel Revenue	14,381.03
4300 Support & Maintenance Revenue	8,840.00
4500 Bot Builder Revenue	2,520.00
Total Income	**$487,943.70**
Cost of Goods Sold	
5000 Bot Sales COGS	157,169.53
5005 Shipping Costs	29,846.90
5050 International Shipping - Customs & Duties COGS	2,009.48
5200 Bot Operator COGS	5,285.88
5250 Travel COGS	8,773.45
5300 Support & Maint. Costs	5,129.37
5500 Bot Builder Labor COGS	43,853.30
5510 Bot Builder Contract Labor COGS	4,572.00
5520 Consulting COGS	16,000.00
6300 Damages/Loss/Mistake Expense	23,955.00
Total Cost of Goods Sold	**$296,594.91**
GROSS PROFIT	**$191,348.79**
Expenses	
6000 Salaries & Contractor Expenses	
6010 Wages Visionary/Integrator	93,333.35
6015 Wages Sales	51,354.13
6050 Payroll Taxes	16,292.19
6060 Medical/Dental/Vision	5,151.78
6100 Contractors - Marketing	32,065.57
6110 Contractors - Other	4,630.36
6150 Finance Support Fees	6,420.00
Total 6000 Salaries & Contractor Expenses	**209,247.38**
6170 Commissions Expense	3,270.65
6200 Outside Services	
6210 Outside Services - Marketing	2,293.75
6230 Outside Services - Other	5,515.34
Total 6200 Outside Services	**7,809.09**
6400 Advertising & Marketing	14,246.66
6401 Promotions	58,753.59

MarkSetBot

Profit and Loss
January - December 2021

	TOTAL
6450 Bad Debts	35.00
6500 Bank Service Charges	550.00
6550 Merchant Processing Fees	5,012.17
6620 Employee Relations	630.92
6630 Insurance Expense	2,662.50
6640 Professional Services - Legal	45,819.96
6650 Professional Services - Accounting	4,930.00
6670 Office Expense - General	21,149.91
6675 Office Expense - Software	13,746.15
6685 Small Tools & Equipment	179.77
6700 Recruiting	183.31
6710 Rent Expense	9,050.00
6725 Telephone Expense	2,299.70
6750 Travel Expense	17,154.89
6755 Meals & Entertainment	4,988.48
Total 6750 Travel Expense	**22,143.37**
8000 Interest Expense	1,840.48
Office Supplies & Software	260.00
QuickBooks Payments Fees	43.79
Rent & Lease	420.00
Total Expenses	**$424,284.40**
NET OPERATING INCOME	$ -232,935.61
Other Expenses	
6850 Bot Rental Depreciation	30,115.00
Total Other Expenses	**$30,115.00**
NET OTHER INCOME	$ -30,115.00
NET INCOME	$ -263,050.61

MarkSetBot

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Chase Checking	541,987.39
1010 Credit Union One Checking	6,152.83
1030 Petty Cash	97.18
Total Bank Accounts	**$548,237.40**
Accounts Receivable	
1100 Accounts Receivable (A/R)	387,282.03
Total Accounts Receivable	**$387,282.03**
Other Current Assets	
1050 Undeposited Funds	0.00
1200 Manufacturing Inventory	179,409.00
1201 Rental/BaaS Inventory	241,185.00
1250 Notes Receivable - StartEngine Deposit Hold	31,818.28
1255 Notes Receivable - KM	3,021.15
1300 Prepaid Insurance	0.00
1350 Prepaid Expense	4,200.00
1400 Uncategorized Asset	2,985.46
Total Other Current Assets	**$462,618.89**
Total Current Assets	**$1,398,138.32**
Fixed Assets	
1600 Furniture and Equipment	4,000.00
1700 Accumulated Depreciation	-2,985.46
Total Fixed Assets	**$1,014.54**
TOTAL ASSETS	**$1,399,152.86**

MarkSetBot

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	58,129.95
Total Accounts Payable	**$58,129.95**
Credit Cards	
2100 American Express CC	17,973.30
Total Credit Cards	**$17,973.30**
Other Current Liabilities	
1260 Notes Payable - MM	3,488.18
2400 Unearned Revenue	382,873.31
2500 Security Deposits	18,000.00
2600 Note Payable - Credit Union One	200,000.00
Michigan Department of Treasury Payable	0.00
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$604,361.49**
Total Current Liabilities	**$680,464.74**
Total Liabilities	**$680,464.74**
Equity	
3100 Opening Balance Equity	0.00
3300 Owners Equity - KM	285,000.00
3305 Owners Equity - MM	285,000.00
3400 Paid-in Capital	520,241.75
3500 Retained Earnings	-108,663.10
3700 Common Stock	160.08
Net Income	-263,050.61
Total Equity	**$718,688.12**
TOTAL LIABILITIES AND EQUITY	**$1,399,152.86**

MarkSetBot
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		-263,050.61
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1100 Accounts Receivable (A/R)		-365,478.30
1200 Manufacturing Inventory		13,516.00
1201 Rental/BaaS Inventory		-241,185.00
1250 Notes Receivable - StartEngine Deposit Hold		-31,818.28
1300 Prepaid Insurance		2,662.50
1350 Prepaid Expense		-4,200.00
2000 Accounts Payable		56,049.95
2100 American Express CC		8,908.06
2400 Unearned Revenue		382,873.31
2500 Security Deposits		18,000.00
2600 Note Payable - Credit Union One		200,000.00
Michigan Department of Treasury Payable		0.00
Out Of Scope Agency Payable		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	39,328.24
Net cash provided by operating activities	-$	223,722.37
INVESTING ACTIVITIES		
1600 Furniture and Equipment		-4,000.00
Net cash provided by investing activities	-$	4,000.00
FINANCING ACTIVITIES		
3300 Owners Equity - KM		80,000.00
3305 Owners Equity - MM		80,000.00
3400 Paid-in Capital		520,241.75
3700 Common Stock		160.08
Net cash provided by financing activities	$	680,401.83
Net cash increase for period	$	452,679.46
Cash at beginning of period		95,557.94
Cash at end of period	$	548,237.40

Tuesday, Mar 01, 2022 09:24:15 AM GMT-8

CERTIFICATION

I, Kevin Morin, Principal Executive Officer of Robobuoy, Inc, hereby certify that the financial statements of Robobuoy, Inc included in this Report are true and complete in all material respects.

Kevin Morin

CEO